Schedule I

WEAVER TIDWELL CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of May 31, 2016

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	195,642
Deductions and/or charges		
Non-allowable assets:		
Receivable from broker or dealers - other		255
Net capital before haircuts on securities positions		195,387
Haircuts on securities positions		--
Net capital	$	195,387

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Payable to related party	$	6,087
Total aggregate indebtedness	$	6,087

Schedule I (continued)

WEAVER TIDWELL CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of May 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 406
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 190,387
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 189,387
Ratio: Aggregate indebtedness to net capital	0.03 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.